CARTER LEDYARD & MILBURN LLP
Counselors at Law
701 8th Street, N.W., Suite 410
Washington, DC 20001-3893
Steven J. Glusband	2 Wall Street	(202) 898-1515
Partner	New York, NY 10005-2072	o
o	o	570 Lexington Avenue
Direct Dial: 212-238-8605	Tel (212) 732-3200	New York, NY 10022-6856
E-mail: glusband@clm.com	Fax (212) 732-3232	(212) 371-2720

September 7, 2010

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	B Communications Ltd. Form 20-F for Fiscal Year Ended December 31, 2009 Filed June 30, 2010 File No. 1-33773

Dear Mr. Spirgel:

On behalf of our client, B Communications Ltd. (the “Company”), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter to Mr. Doron Turgeman, Chief Financial Officer of the Company, dated September 2, 2010, with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009 filed with the Commission on June 30, 2010.

The paragraphs below are numbered to correspond to the Staff’s comments as set forth in your letter dated September 2, 2010.  We have repeated your comments in italics and boldface and set forth our response in plain type below each comment.

Finance Income, page 29

Investing Activities, page 36

1.
As disclosed, finance income increased from NIS 8 million for the year ended December 31, 2008 to NIS 85 million for the year ended December 31, 2009 due primarily to the increase in the market value of your securities and also to the profit from the sale of marketable securities.  Please expand your disclosures to further describe the nature of particular investments, transactions and conditions that enabled you generate a significant return in a difficult economic environment for financial markets.

Part of the Company’s available funds are invested in marketable securities, which consist of debt and equity securities.  As of December 31 2009, the Company’s marketable securities portfolio consisted of NIS 56.7 million in corporate debt securities and NIS 42 million in governmental debt securities.  As of December 31 2008, the Company’s marketable securities portfolio consisted of NIS 182.5 million in corporate debt securities and NIS 46.2 million of equity securities.

During the fourth quarter of 2009, as part of the financing of the Company’s acquisition of the controlling interest in Bezeq, the Company sold a large potion of its marketable securities portfolio.  As a result, the Company recorded income of NIS 45 million from the sale of equity securities and income of NIS 4 million from the sale of debt securities.  In addition, the Company recorded income of NIS 7 million from interest received on debt securities and income of NIS 16 million as a result of an increase in the market value of its debt securities.  As a result of the foregoing, the Company’s finance income increased from NIS 8 million for the year ended December 31, 2008 to NIS 85 million for the year ended December 31, 2009.

Consolidated Statements of Financial Position, pages F-4, F-3

2.	Please tell us the significance of the “June 30, 2010 date of approval” by the Chief Executive Officer and Chief Financial Officer who held their respective positions until January 31, 2010.

According to Israeli Companies Law, the financial statements of a public company must be approved by the board of directors and signed by the persons authorized by the board of directors to sign on its behalf.  Stella Handler and Doron Ilan were the chief executive officer and chief financial officer of the Company, respectively, for the year ended December 31, 2009 and for each of the two preceding years.  Accordingly, the Company’s board of directors determined to authorize such persons to sign the financial statements for such periods on behalf of the board of directors, as they were the most knowledgeable persons with respect to the Company’s financial statements and operations.  It should be noted that the Company’s board of directors approved the financial statements, as required by Israeli law.

Consolidated Statements of Income, page F-5

Consolidated Statements of Comprehensive Income, page F-6

Consolidated Statements of Cash Flows, page F-8 and F-9

3.	Please tell us how you complied with the disclosure and reporting requirements for discontinued operations as set forth in paragraphs 33 and 34 of IFRS 5.

The sale of the Company’s legacy communication business was a contractual obligation under the Bezeq stock purchase agreement.  The Bezeq acquisition was an unconditional obligation of the Company, subject to obtaining certain regulatory approvals, one of which was the sale of its legacy communication business, which was and continues to compete with certain of Bezeq’s business activities.  The Company’s legacy communications business is in the same line of business and geographical area of communication services provided by certain of Bezeq’s subsidiaries.

Paragraph 32 of IFRS 5 limits discontinued operations to a component of an entity that:

•	represents a separate major line of business or geographical area or operations;

•	is part of a coordinated single plan to dispose of such component; or

•	is a subsidiary acquired exclusively with a view to resale.

The Company believes that the planned sale of its legacy communication business should not be considered a disposal of a separate major line of business or geographical area as the agreement to dispose of such business was entered into as part of a series of transactions entered into in contemplation of an end result wherein the Company would continue to operate in the same line of business, within the same geographical area.  Therefore, the Company does not believe that its legacy communication business met the definition for classification as a discontinued operation in the Company’s financial statements for the year ended December 31, 2009.

4.	Please tell us where the Nortel settlement is reported in the financial statements.

The Nortel settlement, which amounted to slightly more than $100,000, was reported in the Company’s financial statements under the line item “General and Operating Expenses.”

Note 30A - Subsequent Events, page F-71

5.
We note that on April 14, 2010, you completed the acquisition of 30.44% of Bezeq’s  outstanding shares. As you indicated on page 25, you began consolidating Bezeq’s financial results into your financial statements effective as of the closing of the acquisition and will begin to report the consolidated results in your 2010 second quarter earnings release. In this regard,

•
We note that you control 53.8% of Bezeq’s Board of Directors (7 of the total 13 directors). Please confirm to us that the board of directors controls Bezeq. Tell us how the control was obtained based on your 30.44% equity interest and how such control is maintained. We note your phantom stock option agreements with your lenders and the control permit requires parties to the control permit to maintain a 30% interest in Bezeq.

•
Provide us your basis for the allocation of the purchase price and your basis of measurement of the noncontrolling interest. Include in your response how you are accounting for the phantom stock option agreement and the basis for the accounting.

Refer to the pertinent provisions of IFRS 3.

A.      Bezeq, a former governmental company, is Israel’s largest telecommunications services provider and is considered a strategic asset in Israel, having been declared an “essential service” provider by the Israeli Government.  Accordingly, the control of Bezeq is strictly regulated by Israel’s Internal Security Services and Ministry of Communications.  Bezeq is subject to the Israeli Communications Law (Telecommunications and Broadcasting), 1982 (the “Communications Law”) and the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israel Telecommunication Corp., Limited), 5757-1997 (the “Communications Order”) that relate to matters such as holding and transferring the means of control of Bezeq, including:

•
Control in Bezeq is held by a holder of a pre-approved permit, referred to as a “Control Permit.”  According to the Israeli Communications Law and Communications Order, “control” is the power to direct the activity of an entity.  The holder of a Control Permit may increase its holdings without receiving any additional permit.

•	Only a party that holds a Control Permit may exercise its holdings in such a manner as to direct the activities of Bezeq.

•
Pre-approval is required to hold a 5% or greater interest in Bezeq, to have “significant influence” or to effect a “joint appointment” of directors or the chief executive officer, referred to as a “Holding Permit.”  The holder of a Holding Permit is not entitled to increase its interest in Bezeq beyond the percentage stipulated in the Holding Permit, including by means of voting agreements, without receiving an additional approval from the Prime Minister of Israel and the Israeli Minister of Communications.  The holding of such interests in Bezeq without receiving a Holding Permit is a criminal offense and the holder of those interests is required to sell them within a specified period of time.

•
Shareholders of Bezeq other than holders of a Control Permit (such as the Company and its parent company Internet Gold-Golden Lines Ltd.) are forbidden to collaborate for the purpose of a joint appointment of directors, unless explicit approval is granted for this purpose.

As described in Note 30A to the Company’s financial statements, the Company was granted a Control Permit with respect to its holdings in Bezeq.  One Israeli institutional investor holds a Holding Permit with respect to up to 10% of Bezeq, which Holding Permit explicitly states that such investor cannot appoint a director or the chief executive officer of Bezeq nor have any influence on Bezeq’s day-to-day operational decision making policies.  All the other shares of Bezeq are widely held by the public, with no holder having a material ownership percentage in Bezeq.

IAS 27.13 states that control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than half (50%) of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.  Control also exists when the parent owns half or less of the voting power of an entity when there is power to govern the financial and operating policies of the entity under a statue or an agreement, power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body etc.

Although the Company designated the majority of the directors to Bezeq’s board of directors1, the Company’s holdings of 30.41% of Bezeq’s shares does not legally entitle it to appoint the majority of the directors of Bezeq.  However, as explained below, the Company holds de facto control of Bezeq.  While IAS 27 does not formally address the concept of de-facto control (i.e., a situation where an entity owns less than 50% of the voting rights in another entity, but is deemed to have control for reasons other than potential voting rights, contracts or other statutory means), in October 2005 it was reported in an IASB Update that IAS 27 might be applied in circumstances in which an entity owns less than half of the voting power of another entity.

IAS 27 contemplates that there are circumstances in which one entity can control another entity without owning more than half the voting power.  The IASB confirmed its view that an entity holding a minority interest can control another entity in the absence of any formal arrangements that would give it a majority of the voting rights.  For example, control is achievable if the balance of holdings is dispersed and the other shareholders have not organized their interests in such a way that they exercise more votes than the minority holder.  This is sometimes referred to as “de facto control.”  The IASB made it clear that, in its view, the control concept in IAS 27 includes de facto control.  The IASB also acknowledged that professional skill and judgment is required in applying the control concept, including determining if de facto control exists.

1
The Bezeq directors that were not designated by the Company include two outside directors, within the meaning of the Israeli Companies Law, and employees’ representatives, who are nominated to Bezeq’s board of directors by the labor union that represents Bezeq’s employees.

In addition, during the January 2010 IASB Board meeting, the issue of consolidation and control through voting rights was discussed, and the “dominant shareholder view” which was presented by the IASB Staff also adopted the de-facto control concept.

The Company has elected consolidation based on de facto control as an accounting policy.

The Company has de-facto control over Bezeq and under such policy began to consolidate Bezeq as of the closing of the acquisition, based on the following:

•	The Company holds significantly more voting rights than any other shareholder and no other shareholder had (or may acquire) the power to govern Bezeq.

•
Bezeq’s other shareholders are widely dispersed except for one institutional investor that is not allowed to increase its holdings, appoint a director or the chief executive officer of Bezeq nor have any influence on Bezeq’s day-to-day operational decision making policies.

•
Bezeq’s other shareholders are not organized to vote together and cannot easily organize themselves to vote together as they are not allowed to collaborate for the purpose of a joint appointment of directors, without governmental approval.

•
The Israeli law and regulations were formulated in order to ensure that no individual or entity will interfere with the control of Bezeq by the holder of the Control Permit.  These regulations enable the Company to de facto nominate the majority of the board of directors of Bezeq.

•
All resolutions proposed by Bezeq’s previous controlling shareholder in the past two years were approved, and like the Company, Bezeq’s previous controlling shareholders in the past have designated the majority of Bezeq’s directors.

•	The relevant authorities in Israel formally recognize the Company as “controlling” Bezeq.

The management of Bezeq is vested in its board of directors.  Bezeq’s board of directors determines Bezeq’s strategy and principles of funding and appoints the chief executive officer and other executive officers.  Most corporate decisions are made by the board of directors, other than specific agreements and transactions that require shareholder approval under Israeli law.  Accordingly, the Company controls the management of Bezeq.

B.      The purchase price allocation process is in its initial phase and has not been concluded as of yet.  Once concluded, the purchase price allocation, as well as the measurement of the noncontrolling interest, will be provided in the Company’s financial statements pursuant to the disclosure requirement of IFRS 3.

The phantom stock options were granted to the lenders under the financing agreement that funded part of the Bezeq acquisition and are not considered part of the purchase consideration.  The phantom options will be accounted for as a derivative instrument under IAS 39, initially classified as a liability at fair value.  Future changes in their fair value will be recorded as finance income/expense each reporting period.

6.	Please provide the disclosures required under applicable subparagraphs B64 and B66 of IFRS 3 for the Bezeq acquisition. Refer to paragraphs 59 and 60 of IFRS 3.

The initial accounting for the Bezeq acquisition was incomplete at the time the financial statements were issued and the Company had not completed a preliminary allocation of the purchase price for the acquisition.  Therefore, it was impracticable to comply with the disclosure requirements under subparagraph B64 of IFRS 3.  The Company notes the Staff comment and will comply with the disclosure requirements in future filings.

**********

Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

Very truly yours,

/s/Steven J. Glusband

Steven J. Glusband

cc:           Eli Holtzman, Chief Executive Officer, B Communications Ltd. (by email)
Doron Turgeman, Chief Financial Officer, B Communications Ltd. (by email)

SJG:sr